CUSIP No. 936750108                  13D/A
Page 1 of 10 Pages



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934


(AMENDMENT No. 22)


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2006
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)
























CUSIP No. 936750108                  13D/A
Page 2 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS, L.P.
		13-3100474
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 3 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
		56-2393841
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		5000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				5000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		5000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN

Filing by Santa Monica Partners Opportunity Fund, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities
Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.



CUSIP No. 936750108                  13D/A
Page 4 of 10 Pages

___________________________________________________________

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS II, L.P.
		48-1289758
_______________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		NEW YORK
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		1000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				1000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
_____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		1000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		PN
__________________________________________________________

Filing by Santa Monica Partners II, L.P. of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 5 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SMP ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
		WC (of Santa Monica Partners, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		114,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				114,689
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		114,689
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.1%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by SMP Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.


CUSIP No. 936750108                  13D/A
Page 6 of 10 Pages


1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		SANTA MONICA PARTNERS ASSET MANAGEMENT LLC
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
WC (of Santa Monica Partners Opportunity Fund, L.P. and
Santa Monica Partners II, L.P.)
______________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		DELAWARE
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		6000
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				6000
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
			--------------------------------------
12	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		6000
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES
		[X]
_________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		0.0%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		OO (LLC)
___________________________________________________________

Filing by Santa Monica Partners Asset Management, LLC of this statement shall not be construed as an admission that such entity is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
		LAWRENCE J. GOLDSTEIN
___________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)  [ ]
		(b)  [X]
___________________________________________________________

3	SEC USE ONLY
___________________________________________________________

4	SOURCE OF FUNDS
	WC (of Santa Monica Partners, L.P.
	and certain client accounts)
___________________________________________________________

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6	CITIZENSHIP OR PLACE OF ORGANIZATION
		USA
___________________________________________________________

			7	SOLE VOTING POWER
NUMBER OF		120,689
SHARES		--------------------------------------
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH REPORTING	--------------------------------------
PERSON WITH	9	SOLE DISPOSITIVE POWER
				130,889
			--------------------------------------
			10	SHARED DISPOSITIVE POWER
				0
____________________________________________________________

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
		130,889
______________________________________________________________

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES 		[X]
___________________________________________________________

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
		2.4%
___________________________________________________________

14	TYPE OF REPORTING PERSON
		IN
__________________________________________________________

Filing by Lawrence J. Goldstein of this statement shall not be construed as an admission that such person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.




CUSIP No. 936750108                  13D/A
Page 8 of 10 Pages


WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A
(AMENDMENT No. 21)


Item 1.  Security and Issuer.

No Change


Item 2.   Identity and Background.

a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), Santa Monica Partners Opportunity Fund, L.P. a Delaware limited partnership (?SMPOF?), Santa Monica Partners II, a Delaware limited partnership (?SMPII?), SMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Santa Monica Partners Asset Management, LLC, a Delaware limited liability company that acts as the general partner of SMPOF and SMPII (?SMPAM?), and Lawrence J. Goldstein, the president and sole owner of SMP Asset Management and SMPAM.

(b)-(c) The principal business of Santa Monica Partners, SMPOF and SMPII is to invest in securities with the objective of preserving principal, building net worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management and SMPAM is to provide investment advice to and to manage the business and affairs of Santa Monica Partners, SMPOF and SMPII respectively. Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, SMPAM, and indirectly, Santa Monica Partners, SMPOF and SMPII. The principal business address of Santa Monica Partners, SMPOF, SMPII, SMP Asset Management, SMPAM, and Mr. Goldstein (collectively, the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica Partners, SMPOF and SMPII was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by SMP Asset Management, SMPAM and Mr. Goldstein, as President and sole owner of SMP Asset Management and SMPAM, was the working capital of Santa Monica Partners, SMPOF and SMPII respectively. The source of all funds for purchases by


CUSIP No. 936750108                  13D/A
Page 9 of 10 Pages


Mr. Goldstein on behalf of certain client accounts was the working capital of such accounts.

Such working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.


Item 4.  Purpose of Transaction.

On April 10, 2006 Santa Monica Partners, L.P. made a press release concerning the ?issuer?. Such release of April 10, 2006 is annexed hereto as Exhibit 1 and is incorporated by reference.


Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of January 30, 2006: (i) the Reporting Persons owned beneficially, directly or indirectly, an aggregate of 130,889 Shares, or 2.4% of the Shares outstanding; (ii) Santa Monica Partners had sole voting and sole dispositive power over 114,684 Shares; SMPOF had sole voting and sole dispositive power over 5,000 Shares; SMPII had sole voting and sole dispositive power over 1,000 Shares; Lawrence J. Goldstein had sole voting and sole dispositive power over 120,689 Shares and sole dispositive power over 130,889 Shares.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

No change

(d) No Change

(e) No Change


Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

No Change


Item 7.  Material to be filed as Exhibits.



Exhibit 1:

April 10, 2006, a press release issued by Santa Monica Partners concerning the ?issuer?


Exhibit 2:

Agreement of Joint Filing by and among Santa Monica Partners,
L.P., Santa Monica Opportunity Fund, L.P. and Santa Monica
Partners II, L.P., dated April 10, 2006.


CUSIP No. 936750108                  13D/A
Page 10 of 10 Pages


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SANTA MONICA PARTNERS ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


/s/LAWRENCE J. GOLDSTEIN
--------------------------------------
Lawrence J. Goldstein



Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538
WWW.SMPLP.COM
Tel: 914.833.0875
Fax: 914.833.1068
Lawrence J. Goldstein, ljgoldstein@bloomberg.net
Joshua M. Eudowe, jeudowe@smplp.com

info@smplp.com


PRESS RELEASE

Source: Santa Monica Partners L.P.

Santa Monica Partners Files Shareholder Lawsuit
Against Warwick Valley Telephone Company

Monday April 10, 8:00 am ET

Investment Firm Seeks to Wage Proxy Contest for Board
Representation

LARCHMONT, N.Y., April 10 /PRNewswire/ -- Santa
Monica Partners L.P., an investment firm established in 1982 and its principal, Lawrence J. Goldstein, today announced the filing of a lawsuit in State
Supreme Court against Warwick Valley
Telephone Company (Nasdaq: WWVY) in an effort to enjoin the Company from enforcing a by-law rule in order to prevent Santa Monica's pursuit of a proxy contest for two seats on the board of directors.

Specifically, the suit seeks to prevent Warwick, a telecom company based in upstate New York, and Wisner
H. Buckbee, Chairman of the Board, and Zigmund C.
Nowicki, Jr., Corporate Secretary, from applying a
Warwick by-law provision requiring 120 days notice in order to nominate directors for the annual meeting, which is scheduled for Friday, April 28. The two seats at issue first became available in March 2006.

According to the Santa Monica lawsuit, on March 1,
2006, Warwick announced that two directors -- Joseph
E. DeLuca, MD, and Fred M. Knipp, whose board term was not set to expire until 2007, had resigned on February 27, 2006. The Company also announced that
Rafael Collado, a director whose term was set to expire in 2006, had also resigned. Importantly, the lawsuit also states, "On March 24, 2006, Warwick announced that on March 20, the remaining members of the board of directors had themselves elected directors to fill the three vacant spots, and for the first time announced that elections for the class of 2007 seats vacated by Mr. DeLuca and Mr.
Knipp would occur at the upcoming April 28, 2006 annual meeting.

Lawrence J. Goldstein, Principal and Founder of Santa
Monica Partners stated, "Shareholders had no way of knowing elections for the class of 2007 would occur and therefore, were not able to meet the 120 day advance notice rule. This rule disenfranchises
Warwick's shareholders."

"By the Company enforcing this rule, we firmly believe that this is inequitable to all shareholders and we're not willing to allow the Company to treat its stockholders like this," commented Josh Eudowe, Managing Director of Santa Monica Partners.
Mr. Goldstein and Santa Monica Partners, which is one of the largest investors in Warwick, have nominated two senior executives in the Telecom industry; the former President and CEO of Warwick Valley Telephone,
Mr. M. Lynn Pike and Mr. Peter Saulnier, the former
Senior Vice President and CFO of Country Road
Communications as board candidates and is seeking to gain the support of all Warwick shareholders through this proxy to gain independent directors. Warwick's board has a total of nine director seats.

Mr. Goldstein has been waging a public battle with Warwick's management to enhance shareholder value.
According to Mr. Goldstein, the cash generated from Warwick's 7.5% interest in Orange County-Poughkeepsie
LP, a wireless wholesaler is being squandered at the expense of shareholders. Santa Monica Partners L.P.

Santa Monica Partners is a hedge fund based in Larchmont, New York with $90 million in assets under management and more than $160 million firm wide.
Santa Monica Partners has a history of adopting a shareholder activist posture when company managements are perceived as failing to realize full value for shareholders. Santa Monica Partners is the beneficial owner of 114,689 shares of Warwick. Mr. Goldstein, as Santa Monica's principal executive, is the beneficial owner of these shares, and is also the beneficial owner of an additional 16,200 Warwick shares. Santa
Monica Partners and Mr. Goldstein own more shares of Warwick than Warwick's 12 officers and directors collectively.

SHAREHOLDERS ARE ADVISED TO READ THE PRELIMINARY
PROXY STATEMENT AND THE DEFINITIVE PROXY STATEMENT,
WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT
DOCUMENTS THAT SANTA MONICA WILL FILES WITH THE SEC
BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
SHAREHOLDERS AND OTHER INTERESTED PARTIES MAY OBTAIN,
FREE OF CHARGE, COPIES OF SANTA MONICA'S PRELIMINARY
PROXY STATEMENT AND THE DEFINITIVE PROXY STATEMENT
(WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY
THE FUND AT THE SEC'S WEBSITE (HTTP://SEC.GOV/).

Exhibit 2:


Agreement of Joint Filing

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned persons hereby agrees to file with the Securities and Exchange Commission the Statement on Schedule 13D (the ?Statement?) to which this Agreement is attached as an exhibit, as well as any further amendments filed by them with respect to the shares of common stock of Warwick Valley Telephone Company, $.01 per value per share, and agree that the Statement is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.


Dated: April 10, 2006

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 10, 2006

SANTA MONICA PARTNERS OPPORTUNITY FUND, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President



Dated: April 10, 2006

SANTA MONICA PARTNERS II, L.P.
By: SANTA MONICA PARTNERS ASSET MANAGEMENT LLC

By: -------------------------------
Lawrence J. Goldstein, President